Exhibit 99.2

Company name: Metinvest B.V.

Headline: Noteholder Consent Solicitation

IRISH STOCK EXCHANGE ANNOUNCEMENT

For immediate release

7 May 2015

Metinvest B.V.

U.S.$ 113,651,000 10.25 per cent. Guaranteed Notes due 2015 (the “2015 Notes”)

ISIN: XS0511379066, Common Code: 051137906

ISIN: US591555AA54, CUSIP: 59155AA5

U.S.$289,734,000 10.50 per cent. Guaranteed Notes due 2017 (the “2017 Notes”)

ISIN: XS1145219652, Common Code: 114521965

ISIN: US591555AC11, Common Code: 114752894

CUSIP: 591555 AC1

U.S.$750,000,000 8.75 per cent. Guaranteed Notes due 2018 (the “2018 Notes”)

ISIN: XS0591549232

ISIN: US591555AB38, CUSIP: 591555 AB3

Noteholder Consent Solicitations

Metinvest B.V. (the “Issuer”) announces that it has commenced new consent solicitations (the “Consent Solicitations”) and issued notices of meetings to the holders (the “Noteholders”) of all of the outstanding 2015 Notes, 2017 Notes and 2018 Notes (together, the “Notes”, each a “Series of Notes”).

The terms and conditions of each Consent Solicitation are set out in the consent solicitation memoranda (the “Memoranda”) issued by the Issuer on 7 May 2015 in respect of each series of Notes and, unless the context requires otherwise, terms defined in the Memoranda and not otherwise defined herein shall have the same meanings in this announcement.

The purpose of the Consent Solicitation in respect of the 2015 Notes (the “2015 Consent Solicitation”) is to obtain the consent of Noteholders of the 2015 Notes to make certain amendments (the “2015 Amendments”) to the terms and conditions of the 2015 Notes including, inter alia, an extension of maturity to 31 January 2016 and certain other amendments, and to approve a waiver (the “Waiver”) of certain events of default or potential events of default. The Issuer also proposes to add a new obligation as a new Condition 5.3A immediately after Condition 5.3 (Redemption at the Option of the Holders Upon a Change of Control):

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“If on any date during the period from [the date of the Extraordinary Resolution] to the Repayment Date (the “Relevant Period”), any principal amount is paid to the PXF Lenders (except as result of it becoming unlawful for any amount to remain outstanding to a PXF Lender) such that the total principal amount that has been paid to the PXF Lenders since the commencement of the Relevant Period would exceed the Base PXF Payment Amount (the amount of such excess being an “Additional PXF Payment Amount”), the Issuer shall on the date on which such Additional PXF Payment Amount is paid to the PXF Lenders apply in redeeming the Notes in whole or in part, pari passu and rateably, and to the extent of the outstanding principal amount of the Notes, an amount determined by the Issuer in accordance with the following formula:

where:

A	=	the amount required to be applied in redeeming the Notes under this Condition 5.3A;

B	=	the amount of the Additional PXF Payment Amount in respect of which the relevant determination is to be made;

C	=	the outstanding principal amount of the Notes on the date on which the relevant determination is to be made; and

D	=	the aggregate principal amount due but unpaid under the PXF Facilities on the date on which the relevant determination is to be made.

The outstanding principal amount of the Notes (being any Amortisation Amounts remaining unpaid under Condition 5.1 on a pro rata basis) shall be reduced by the amount applied by the Issuer in redeeming the Notes under this Condition 5.3A with effect from the date on which the redemption amount is paid, unless such payment is improperly withheld or refused. Any such redemption shall be made together with accrued interest on the Notes which are the subject of such redemption from (and including) the last interest payment date to (but excluding) the date fixed for such redemption.

The Issuer shall give notice at least two Business Days prior to making any such redemption to Noteholders in accordance with Condition 16 with a copy to the Trustee and the Principal Paying Agent and stating the date and amount of such redemption and the outstanding principal amount of the Notes immediately following such redemption.

For the purpose of this Condition 5.3A:

“Base PXF Payment Amount” means an amount equal to the aggregate of (a) U.S.$28,412,750 and (b) any Additional PXF Payment Amount in respect of which a redemption of the Notes has already been made under this Condition 5.3A;

“PXF Facilities” means:

(a)	a loan facility of up to U.S.$ 1 billion made available pursuant to a loan agreement originally dated 4 August 2011 (as subsequently amended) and arranged by Deutsche Bank AG, Amsterdam Branch and others;

(b)	a loan facility of up to U.S.$ 325 million made available pursuant to a loan agreement originally dated 25 May 2012 (as subsequently amended) and arranged by Deutsche Bank AG, Amsterdam Branch;
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(c)	a loan facility of up to U.S.$ 560 million made available pursuant to a loan agreement originally dated 25 November 2012 (as subsequently amended) and arranged by Deutsche Bank AG, Amsterdam Branch; and

(d)	a facility of up to U.S.$ 300 million made available pursuant to a loan agreement originally dated 13 November 2013 (as subsequently amended) and arranged by Deutsche Bank AG, Amsterdam Branch and others.

“PXF Lenders” means the banks participating in the PXF Facilities.

The purpose of the Consent Solicitations in respect of the 2017 Notes (the “2017 Consent Solicitation”) and the 2018 Notes (the “2018 Consent Solicitation”) is to obtain the consent of Noteholders of the 2017 Notes and the 2018 Notes, respectively, to make certain amendments (the “2017 and 2018 Amendments” and, together with the 2015 Amendments, the “Amendments”) to the terms and conditions of the 2017 Notes and the 2018 Notes and to approve the Waiver. The Amendments provide for an obligation by the Issuer to pay a one-time fee if during the period from the date on which the extraordinary resolution(s) is(are) duly passed until 31 January 2016 any principal amount is paid to the PXF Lenders and/ or the 2015 Noteholders which in aggregate exceeds U.S.$106,825,500 (an “Additional Payment Amount”), the Issuer shall on the fifth Business Day after such Additional Payment Amount is paid to the PXF Lenders and/or the 2015 Noteholders pay to the Noteholders a one-time fee in an amount of U.S.$ 2.50 in respect of each U.S.$ 1,000 in principal amount of Notes outstanding).

The deadline for accountholders through Euroclear and/or Clearstream, Luxembourg to submit electronic voting instructions or, in the case of Notes held through DTC, for beneficial owners of such Notes to submit their voting instructions to the relevant DTC Participant with respect to the 2015 Notes is 2.00 p.m. (London time) on 29 May 2015; the deadline for submission of electronic voting instructions or voting instructions (as applicable) with respect to the 2017 Notes is 2.30 p.m. (London time) on 29 May 2015; and the deadline for submission of electronic voting instructions or voting instructions (as applicable) with respect to the 2018 Notes is 3.00 p.m. (London time) on 29 May 2015. See the Memoranda for further details.

Conditions to the Effectiveness of the Amendments and the Waiver and Consent Amount payable under the 2015 Consent Solicitation

The effectiveness of the Amendments and the Waiver under the terms of the 2015 Consent Solicitation is conditional upon the Extraordinary Resolution being passed and no action being taken by creditors of the Issuer under the 2017 Notes, the 2018 Notes and the PXF Facilities (as defined below) (or any agent or trustee on their behalf) to enforce their rights in the event of a payment default (in the case of 2015 Notes) or to declare prematurely due and payable principal amounts outstanding under any of these instruments (the “Waiver and Amendment Condition”).

If the Extraordinary Resolution is passed and the Waiver and Amendment Condition is satisfied, the Issuer will pay in cash on the Settlement Date the Consent Amount to those Noteholders who have submitted a valid Voting Instruction or Form of Sub-Proxy Instruction (as applicable), with respect to the Notes they hold, in favour of the Extraordinary Resolution by no later than 2 p.m. (London time) on the Expiration Date and who have not subsequently validly revoked their Voting Instruction or Form of Sub-Proxy Instruction (as applicable) or otherwise made arrangements to abstain from voting in respect of the Extraordinary Resolution.

The Consent Amount is U.S.$ 5 per U.S.$ 1,000 principal amount of the Notes payable to all Noteholders that validly deliver (and do not withdraw) Voting Instructions or Forms of Sub-Proxy Instructions (as applicable) in favour of the Amendments by no later than 2 p.m. (London time) on the Expiration Date, and comprises (a) an amount of U.S.$ 2.50 per US $1,000 principal amount of the Notes payable in respect of the extension of maturity of the Notes and other Amendments and (b) an amount of U.S.$ 2.50 per US $1,000 principal amount of the Notes payable in respect of the Waiver.

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If the Extraordinary Resolution is passed and the Amendments and the Waiver are effected, the Issuer will redeem the remaining 2015 Notes at their principal amount in two instalments: (i) an instalment of U.S.$28,412,750 payable on 20 June 2015; and (ii) an instalment of U.S.$85,238,250 payable on 31 January 2016 (the Repayment Date), subject to any adjustment to these Amortisation Amounts as provided by new Condition 5.3A.

To be passed, the Extraordinary Resolution must be passed at a meeting of Noteholders duly convened and held by a majority consisting of not less than 75 per cent. of the votes cast. Any Extraordinary Resolution duly passed at a meeting duly convened and held will be binding upon all the Noteholders, whether present or not present at the Meeting, and all Noteholders shall be bound to give effect thereto accordingly. The Meeting will be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on 1 June 2015 at 2:00 p.m. London time. Voting can take place by Voting Instruction or Form of Sub-Proxy Instruction (as applicable) via the Clearing Systems or by attending the Meeting and producing a valid form of proxy or Form of Sub-Proxy, as applicable.

Conditions to the Effectiveness of the Waiver and Consent Amount payable under the 2017 Consent Solicitation

The effectiveness of the Amendments and the Waiver under the terms of the 2017 Consent Solicitation is conditional upon the Extraordinary Resolution being passed and no action being taken by creditors of the Issuer under the 2018 Notes, the 2015 Notes and the PXF Facilities (as defined below) (or any agent or trustee on their behalf) to enforce their rights in the event of a payment default (in the case of 2015 Notes) or to declare prematurely due and payable principal amounts outstanding under any of these instruments. It is also conditional upon the holders of the 2018 Notes waiving certain events of default or potential events of default in accordance with the 2018 Consent Solicitation, and the holders of the 2015 Notes waiving certain events of default or potential events of default and approving an extension of maturity in accordance with the 2015 Consent Solicitation (as defined above) (the “2017 Waiver and Amendment Condition”).

If the Extraordinary Resolution is passed and the 2017 Waiver and Amendment Condition is satisfied, the Issuer will pay in cash on the Settlement Date the Consent Amount to those Noteholders who have submitted a valid Voting Instruction or Form of Sub-Proxy Instruction (as applicable), with respect to the Notes they hold, in favour of the Extraordinary Resolution by no later than 2:30 p.m. (London time) on the Expiration Date and who have not subsequently validly revoked their Voting Instruction or Form of Sub-Proxy Instruction (as applicable) or otherwise made arrangements to abstain from voting in respect of the Extraordinary Resolution.

The Consent Amount is U.S.$ 2.50 per U.S.$ 1,000 principal amount of the Notes payable to all Noteholders that validly deliver (and do not withdraw) Voting Instructions or Forms of Sub-Proxy Instructions (as applicable) in favour of the Amendments and the Waiver by no later than 2:30 p.m. (London time) on the Expiration Date.

To be passed, the Extraordinary Resolution must be passed at a meeting of Noteholders duly convened and held by a majority consisting of not less than two thirds of the votes cast. Any Extraordinary Resolution duly passed at a meeting duly convened and held will be binding upon all the Noteholders, whether present or not present at the Meeting, and all Noteholders shall be bound to give effect thereto accordingly. The Meeting will be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on 1 June 2015 at 2:30 p.m. London time. Voting can take place by Voting Instruction or Form of Sub-Proxy Instruction (as applicable) via the Clearing Systems or by attending the Meeting and producing a valid form of proxy or Form of Sub-Proxy, as applicable.

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Condition to the Effectiveness of the Waiver and Consent Amount payable under the 2018 Consent Solicitation

The effectiveness of the Amendments and the Waiver under the terms of the 2018 Consent Solicitation is conditional upon the Extraordinary Resolution being passed and no action being taken by creditors of the Issuer under the 2017 Notes, the 2015 Notes and the PXF Facilities (as defined below) (or any agent or trustee on their behalf) to enforce their rights in the event of a payment default (in the case of 2015 Notes) or to declare prematurely due and payable principal amounts outstanding under any of these instruments. It is also conditional upon the holders of the 2017 Notes waiving certain events of default or potential events of default in accordance with the 2017 Consent Solicitation, and the holders of the 2015 Notes waiving certain events of default or potential events of default and approving an extension of maturity in accordance with the 2015 Consent Solicitation (as defined above) (the “2018 Waiver and Amendment Condition”).If the Extraordinary Resolution is passed and the 2018 Waiver and Amendment Condition is satisfied, the Issuer will pay in cash on the Settlement Date the Consent Amount to those Noteholders who have submitted a valid Voting Instruction or Form of Sub-Proxy Instruction (as applicable), with respect to the Notes they hold, in favour of the Extraordinary Resolution by no later than 3:00 p.m. (London time) on the Expiration Date and who have not subsequently validly revoked their Voting Instruction or Form of Sub-Proxy Instruction (as applicable) or otherwise made arrangements to abstain from voting in respect of the Extraordinary Resolution. The Consent Amount is U.S.$ 2.50 per U.S.$ 1,000 principal amount of the Notes payable to all Noteholders that validly deliver (and do not withdraw) Voting Instructions or Forms of Sub-Proxy Instructions (as applicable) in favour of the Amendments and the Waiver by no later than 3:00 p.m. (London time) on the Expiration Date.To be passed, the Extraordinary Resolution must be passed at a meeting of Noteholders duly convened and held by a majority consisting of not less than 75 per cent. of the votes cast. Any Extraordinary Resolution duly passed at a meeting duly convened and held will be binding upon all the Noteholders, whether present or not present at the Meeting, and all Noteholders shall be bound to give effect thereto accordingly. The Meeting will be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on 1 June 2015 at 3:00 p.m. London time. Voting can take place by Voting Instruction or Form of Sub-Proxy Instruction (as applicable) via the Clearing Systems or by attending the Meeting and producing a valid form of proxy or Form of Sub-Proxy, as applicable.

Background to the Consent Solicitations

Overview

The Issuer and its subsidiaries taken as a whole (“Metinvest”) is the largest vertically integrated mining and steel business in Ukraine, operating assets in each stage of the production chain from iron ore mining and processing, coking coal mining and coke production, through to semi-finished and finished steel production, pipe rolling and coil production and production of other value-added products. A significant part of Metinvest’s assets are located in Ukraine and have been affected by the ongoing significant civil disturbances and political instability as well as the ongoing military action in the country. These events have:

•	damaged and destroyed transport infrastructure, disrupting deliveries of raw materials and shipments of finished goods from some of Metinvest’s plants;

•	caused production volumes of steel, iron ore, coke and coal products to decline; and

•	affected economic activity and, as a result, domestic demand for steel and iron ore products.

In addition, prices of steel products have continued to decrease in 2014 and the first quarter of 2015, while those of coal and iron ore are experiencing both volatility and overall declines. Metinvest repaid U.S.$ 1,525 million of its loans and borrowings in 2014 but, as a consequence of the conflict in Ukraine, has been unable to access the international capital and loan markets to refinance its existing debt. Metinvest does not expect any material improvement in its overall liquidity before 2017.

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Liquidity Issue

The Issuer was unable to pay in full debt repayments under its outstanding pre-export financing facilities falling due on 10 March 2015 and on 10 April 2015. The Issuer initially submitted a request for a waiver, including a deferral of 75% of these two instalments until 10 May together with other technical defaults under the terms of the PXF facilities. As at the date hereof, this waiver request has been approved by the majority, but not by the requisite 100%, of the PXF lenders. As a consequence, a payment default under the PXF facilities in a total amount of approximately U.S.$ 178 million has occurred and is continuing. The Issuer is liable to make further debt repayments under its PXF facilities up to 31 January 2016 totalling approximately U.S.$ 484 million and does not expect to be able to make such payments in full. The Issuer and its subsidiaries are experiencing severe cash flow difficulties due to the extremely challenging business environment in which they now operate, as described in more detail under “– Inability to obtain funding from the international capital and loan markets to refinance existing debt on maturity”.

Civil disturbances, political instability and continuing military action in parts of Ukraine

The situation in Ukraine deteriorated significantly in late 2013 and early 2014 following protests in Kyiv. Although a ceasefire was agreed in Minsk on 12 February 2015 and entered into force on 15 February 2015, this ceasefire remains fragile and hostilities have continued in parts of the Donetsk and Luhansk region. The significant civil disturbances and political instability in Ukraine and the ongoing military action in some parts of the Donetsk and Luhansk regions of Ukraine have negatively impacted Ukraine’s economy and as a result Metinvest ‘s business and financial condition. Some of Metinvest ‘s Ukrainian assets located in the conflict zone in the Donetsk and Luhansk regions have been affected by the military conflict and have experienced problems with their production and supply chains, resulting in suspensions of production at some of Metinvest’s subsidiaries and a lower level of utilisation of the production facilities operated by other subsidiaries. Furthermore, railway infrastructure in eastern Ukraine has sustained damage caused by shelling and sabotage in the course of the ongoing military action in the region. This has resulted in disruptions in the supply of raw materials to certain of Metinvest ‘s facilities, including the supply of iron products from Northern GOK, Ingulets GOK and Central GOK to Metinvest’s steelmaking facilities; the supply of coking coal from Krasnodon Coal to Metinvest’s coke operations; and the supply of coke from Metinvest’s coke facilities to its steelmaking facilities. This has led to the scaling back and, in some cases, suspension of these operations.

Disruption of the rail network

Railway infrastructure in eastern Ukraine has been badly affected by the conflict. In 2014, the rail hubs of Yasynuvata, Ilovaysk and Debaltseve were partially destroyed; these hubs are critical for supplies of Yenakiieve Steel, Khartsyzk Pipe, Donetsk Coke and Krasnodon Coal. In addition, the railways and the overhead electrical systems that provide power to the rail network were destroyed between the stations of Avdiivka and Yasynuvata, Donetsk and Elenivka. The destruction of electricity infrastructure between the hubs of Avdiivka and Yasynuvata has restricted supplies of raw materials, in particularly to Yenakiieve Steel, mainly due to the need to switch from electrical to diesel-powered locomotives on these lines. In February 2015, as a result of the conflict, the railways and the overhead electrical systems were destroyed between the stations of Yasynuvata and Skotovata, Yasynuvata and Donetsk, Elenivka and Yuzhnodonbaskaya and Ocheretino and Novobakhmutovka. As a result of the most recent damage, supplies to and from Yenakiieve Steel, Donetsk Coke and Khartsyzk Pipe were suspended completely, and therefore production at these facilities was suspended.

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The disruptions in rail transportation between the terminals at Avdiivka–Yasynuvata and Yasynuvata–Dolya suspended all rail shipments of Metinvest’s raw materials and steel products to Mariupol via its traditional routes. As an alternative, Metinvest started shipping by rail via Pologi–Kamysh-Zarya and by sea via the ports at Mariupol and Azovstal (shipping iron ore from the ports of Berdyansk and Odessa, and importing coking coal by transloading from larger to smaller ships at the port of Yuzhnyy). Total shipments of raw materials (including iron ore, coking coal and coke) to Ilyich Steel and Azovstal via these alternative routes during the period from August to December amounted to 4.1 million tonnes by rail through Pologi–Kamysh-Zarya, and 1.4 million tonnes via the Mariupol Azovstal port (compared to 8.8 million tonnes shipped via the traditional routes during the same period in 2013, i.e. a 38% reduction).

Deliveries of coal from Krasnodon Coal are currently limited to approximately 50 thousand tonnes per month (compared to approximately 330 thousand tonnes per month before the conflict) due to the destruction of the Debaltseve hub and the resulting necessity to ship via the alternative Krasnyy Liman hub using diesel-powered locomotives.

The key port for Metinvest’s steel product shipments remains the Mariupol port near Azovstal. Steel products are also shipped from Odessa and Mykolayiv and the Zaporizhia river port for Zaporizhstal products. The transloading capacity utilization rate of the Mariupol port is low as production of the Donbas regional steelmakers is relatively low.

The key ports for Metinvest’s iron ore exports are the ports of Yuzhnyy, TIS Yuzhnyy, and Ilyichevsk. Currently, the iron ore transloading capacity utilization rates of these ports is very high due to larger than usual volumes of Ukrainian iron ore products being redirected from the domestic market to export markets.

Lower production of steel, iron, coke and coal

At Krasnodon Coal’s mines, which produced approximately 37% of Metinvest’s total coking coal concentrate produced in 2014, production was scaled back as of mid-August 2014 due to damage to the railway infrastructure used for deliveries of coal to Metinvest’s enterprises. In early October, the plant was able to recommence production and shipment of commodity products, but at a rate approximately one-third lower than normal.

During the fourth quarter of 2014 the plant produced 111 thousand tonnes of concentrate, which is 125 thousand tonnes lower than the previous quarter. The main reasons for this decline in production were the inability to ship finished products due to the reduced capacity of the railway and the accumulation of stocks of raw coal in the warehouses. In the first three months of 2015 total production was 81 thousand tonnes, which was less than the target volume and significantly lower than in the previous quarters of 2014. Disruptions to rail transport services and damage to the railway infrastructure also contributed to the drop in output. As a result, the plant was operating at approximately 20% of its average production capacity in the fourth quarter of 2014 and 12 % in the first quarter of 2015.

The following table sets forth certain information on coking coal concentrate production at Krasnodon Coal.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Total production	667	508	236	111	1,522	2,788	(1,266)	81	(30)
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Avdiivka Coke, which produced approximately 48% of Metinvest ‘s total blast furnace (dry) coke produced in 2014, experienced minor property damage to its non-core assets and disruptions in its electricity supply in mid-August 2014 as a result of damage to transmission lines caused by artillery fire. As a result, production at these facilities had to be suspended for a number of weeks. In October 2014, Avdiivka Coke’s electricity supply was restored and production resumed at a slower than usual pace given the state of the coke batteries after hot conservation and the limited supply of coal and deliveries of coke products to the plant resulting from damage to railway infrastructure in the surrounding area. In the first quarter of 2015, with the resumption of hostilities, the facilities (including plant and equipment, buildings and road and rail transport infrastructure) were again damaged by artillery fire. In addition, four high-voltage lines supplying the plant were damaged and supplies of raw materials and rolling stock were continually interrupted by fighting, which resulted in the postponement of the planned launch of coke shops Nos. 3 and 4. The plant was reconnected to two high voltage lines in March 2015. Avdiivka railway station stopped receiving supplies of coal and shipments of coke. As a result, total production of blast furnace coke was 323 thousand tonnes in the first quarter of 2015. The plant is currently operating at approximately 40% of its production capacity.

The following table sets forth certain information on blast furnace coke production at Avdiivka Coke.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Total production	809	851	328	331	2,319	3,312	(993)	323	(8)

At Yenakiieve Steel (being the collective operations of Yenakiieve I&SW, Metalen and Makiivka Steel), which produced approximately 22% of Metinvest’s total crude steel volume produced in 2014, a number of production shops have been damaged by inadvertent shell fire, and production was temporarily suspended as of mid-August 2014. In October 2014, after almost two months of inactivity, production resumed. In February 2015, the plant was repeatedly subjected to shelling which damaged the natural gas pipeline, production facility and an electrical substation. After the fighting intensified, parts of the Donetsk railway closed and iron ore supplies were interrupted, which led to the stoppage of several production units. Production was restored in the middle of March 2015. As a result, production of crude steel amounted to 262 thousand tonnes in the first quarter of 2015.

The following table sets forth certain information on crude steel production at Yenakiieve Steel.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Total production	766	710	282	304	2,062	2,888	(826)	262	(42)

The supply of raw materials to Azovstal and Ilyich I&SW, which together represented approximately 78% of total crude steel production in 2014, was also disrupted at the end of July 2014 when railway lines were partially destroyed due to military action in the Donetsk region. Further, the area of conflict expanded in August-September 2014 towards the south-eastern part of the Donetsk region, up to approximately 20 kilometres east of the city of Mariupol, where Azovstal and Ilyich I&SW are located. Ilyich I&SW also suffered minor property damage to its sinter plant from artillery fire, although this has not had a material effect on production.

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In late December 2014, the railway bridge which connected these plants with the Mariupol port was destroyed and in January 2015, the supply of industrial water to Ilyich I&SW was temporarily interrupted when the electricity supply to the pumping stations was damaged by shelling. Supplies of iron ore, coking coal and coal were constrained during the period from January to March 2015. As a result, in the first quarter of 2015 production of crude steel was reduced to 818 thousand tonnes quarter-on-quarter at Azovstal. Production of crude steel at Ilyich I&SW was marginally increased quarter-on-quarter to 592 thousand tonnes in the first quarter of 2015. These plants are currently operating at approximately 70-80% and 60-70% of their respective capacities.

The following table sets forth certain information on crude steel production at Azovstal and Ilyich I&SW.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Azovstal	920	1,120	700	859	3,599	4,468	(869)	818	(41)
Ilyich I&SW	1,069	1,140	748	587	3,544	5,035	(1,491)	592	5

Operations at Khartsyzk Pipe, which produced 238 thousand tonnes of large diameter pipe in 2014, had to be temporarily suspended as of mid-August 2014 due to damage to the railway infrastructure used for deliveries of raw materials to and finished products from the plant. In early October 2014, the plant recommenced production and shipping of pipe after the damaged railway infrastructure was restored. In addition, the plant has suffered minor property damage, and repair works are currently being carried out. In January 2015, as a result of the closure of parts of the railway system and interruptions in the supply of rolling stock to transport finished products from the plant, production was reduced to 17 thousand tonnes. In February 2015 there was no production due to the lack of coating materials. As a result of the factors mentioned above, in the first quarter of 2015, production decreased by 45 thousand tonnes quarter-on-quarter to 32 thousand tonnes.

The following table sets forth certain information on large diameter pipe production at Khartsyzk Pipe.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Total production	25	95	41	77	238	255	(17)	32	(45)

The following table sets forth certain information about contributions of the above subsidiaries to Metinvest’s consolidated revenue and Adjusted EBITDA in 2014 and January 2015.

Subsidiary	Share in Consolidated revenue		Share in Consolidated Adjusted EBITDA
	2014	January 2015	2014	January 2015
Krasnodon Coal	0.2%	0.0%	(2.3)%	(12.4)%
Avdiivka Coke	0.8%	0.1%	(1.8)%	(1.3)%
Yenakiieve Steel	0.8%	0.5%	8.0%	20.4%
Khartsyzk Pipe	2.1%	2.0%	3.4%	17.4%
Azovstal	2.2%	3.0%	14.6%	34.9%
Ilyich Steel	2.2%	1.3%	15.3%	(17.7)%
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The following table sets forth certain information on the total production of Metinvest in the periods indicated.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Crude steel	2,755	2,970	1,730	1,750	9,205	12,391	(3,186)	1,672	(78)
Iron ore concentrate	8,820	9,191	8,440	8,436	34,888	36,926	(2,038)	7,442	(987)
Coal concentrate	1,234	1,234	954	782	4,098	5,513	(1,415)	846	64
Coke	1,477	1,510	906	901	4,795	6,110	(1,315)	879	(22)

The following table sets forth certain information on consolidated output of merchant products of Metinvest to be sold to third parties (excluding intragroup sales) in the periods indicated.

	2014				Year ended 31 December		Increase/ (Decrease)	2015	Increase/ (Decrease)
	Q1	Q2	Q3	Q4	2014	2013	(year on year)	Q1	(Q4 2014 on Q1 2015)
					(thousands of tonnes)
Pig iron	367	354	149	263	1,132	814	318	289	26
Semi-finished products	626	604	243	336	1,688	2,304	(616)	312	(24)
Slabs	303	415	192	210	999	1,516	(517)	172	(38)
Square billets	323	189	51	126	689	788	(99)	140	14
Finished products	1,986	2,124	1,387	1,269	6,767	9,021	(2,254)	1,247	(22)
Flat products	1,335	1,422	984	884	4,625	5,840	(1,215)	983	99
Long products	559	578	339	289	1,765	2,592	(827)	219	(70)
Railway products	56	13	6	6	81	274	(193)	6	0
Tubular products	36	111	58	90	296	315	(19)	39	(51)
Steel products	2,979	3,082	1,779	1,868	9,587	12,139	(2,552)	1,848	(20)
Iron ore concentrate	3,084	3,353	4,135	3,738	14,310	12,939	1,371	2,654	(1,084)
Pellets	2,238	1,936	1,746	2,040	7,961	8,582	(621)	2,137	97
Coal concentrate	337	337	271	269	1,196	1,893	(697)	463	194
Coke products	283	287	274	260	1,104	1,148	(44)	236	(24)

Lower revenue from sales of steel and iron ore due to reduction in production and demand

In 2014, Metinvest’s revenues from Ukraine decreased by U.S.$ 1,183 million year on year to U.S.$2,496 million and accounted for 24% of consolidated revenues. The reduction in total sales in the domestic market was primarily driven by a reduction in demand from the major steel consuming sectors. Steel production in Ukraine decreased by 17.1% year on year to 27.2 million tonnes in 2014, as the domestic steel market remained weak and demand for Ukrainian steel products declined in Russia. In addition, consumption of steel products (excluding pipes) in Ukraine decreased by 22.2% year on year to 5.6 million tonnes. This was principally attributable to a decline in construction activity, which decreased by 20.4% year on year as Ukrainian businesses reduced capital expenditures because of financial instability and the military conflict in the eastern regions of the country. Another contributing factor was a crisis in the machine building industry, which decreased by 20.6% year on year primarily due to reduction of export orders in the CIS market. Specifically, production of rail cars in Ukraine decreased by 76.2% year on year to 6.0 thousand units. The pipe and hardware industries reduced production by 19.7% year on year and 19.0% year on year, respectively.

The following table sets forth certain information on consolidated revenue of Metinvest by market.

	2014		2013		Change (year on year)
Revenue by market	U.S.$ million	%	U.S.$ million	%	U.S.$ million	%
Ukraine	2,496	24%	3,679	29%	(1,183)	(320)%
Europe	2,950	28%	3,085	24%	(134)	(40)%
MENA	1,872	18%	2,166	17%	(293)	(140)%
CIS	1,073	10%	1,472	11%	(399)	(270)%
Southeast Asia	1,666	16%	1,956	15%	(290)	(150)%
North America	405	4%	331	3%	75	23%
Other regions	101	1%	120	1%	(18)	(150)%
Total	10,565	100%	12,807	100%	(2,242)	(180)%

In 2014, Metallurgical division revenues decreased by U.S.$ 1,562 million year on year to U.S.$ 8,165 million, which was primarily attributable to reductions in sales of long products (U.S.$ 766 million), flat products (U.S.$ 632 million), slabs and billets (U.S.$ 292 million) and coke and chemical products (U.S.$ 131 million). This was partially offset by a U.S.$ 138 million increase in sales of pig iron, primarily driven by higher production volumes, and a U.S.$ 156 million increase in sales of tubular products, driven by an increase in tolling agreements.

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The following table sets forth certain information on consolidated revenue of Metinvest’s Metallurgical division by product.

	2014		2013		Change, year on year		Percentage change, year on year
Revenue by product	U.S.$ million	thousands of tonnes	U.S.$ million	thousands of tonnes	U.S.$ million	thousands of tonnes	U.S.$ million	Due to price	Due to volume
Semi-finished products	1,324	2,826	1,478	3,064	(154)	(237)	(10)%	(3)%	(8)%
Pig iron	490	1,226	352	874	138	352	39%	(1)%	40%
Slabs	483	916	717	1,417	(234)	(500)	(33)%	3%	(35)%
Square billets	351	684	408	773	(58)	-89	(14)%	(3)%	(12)%
Finished products	6,004	9,788	7,245	11,471	(1,242)	(1,683)	(17)%	(2)%	(15)%
Flat products	4,550	7,583	5,182	8,543	(632)	(960)	(12)%	(1)%	(11)%
Flat products - Zaporizhstal	1,557	2,794	1,467	2,567	90	227	6%	(3)%	9%
Long products	1,216	1,965	1,982	2,846	(766)	(881)	(39)%	(8)%	(31)%
Tubular products	237	240	81	82	156	158	191%	(2)%	193%
Coke and chemical products	463	2,151	594	2,281	(131)	(131)	(22)%	(16)%	(6)%
Coke products	290	1,664	334	1,678	(44)	(14	(13)%	(12)%	(1)%
Chemical products	172	486	259	604	(87)	(117)	(34)%	(14)%	(19)%
Other products and services	376	N/A	410	N/A	(35)	N/A	(8)%	N/A	N/A
Total Met Division Sales	8,165	14,764	9,727	16,816	(1,562)	(2,051)	(16)%	N/A	N/A

In 2014, Mining divisional revenues decreased by U.S.$ 680 million year on year to U.S.$ 2,400 million. Revenues from iron ore products decreased by U.S.$ 494 million and revenues from coking coal concentrate decreased by U.S.$ 103 million year on year.

The following table sets forth certain information on consolidated revenue of Metinvest’s Mining division by product.

	2014		2013		Change, year on year		Percentage change, year on year
Revenue by market	U.S.$ million	thousands of tonnes	U.S.$ million	thousands of tonnes	U.S.$ million	thousands of tonnes	U.S.$ million	thousands of tonnes	U.S.$ million
Iron ore products	2,128	21,961	2,621	21,931	(494)	30	(19)%	(19)%	0%
Merchant iron ore concentrate	1,156	13,571	1,518	13,937	(362)	(366)	(24)%	(21)%	(3)%
Pellets	972	8,390	1,104	7,993	(132	396	(12)%	(17)%	5%
Coal products	172	1,786	275	2,158	(103)	(372)	(38)%	(20)%	(17)%
Coking coal concentrate	172	1,786	275	2,158	(103)	(372)	(38)%	(20)%	(17)%
Other products and services	101	N/A	184	162	(83)	N/A	(45)%	N/A	N/A
Total Mining Division Sales	2,400	23,746	3,080	24,250	(680)	(504)	(22)%	N/A	N/A

Downward pressure on prices for steel products; impact of volatility and overall decrease in price of coal and iron ore

Steel

According to the World Steel Association, crude steel production in the world increased by 1.0% to 1,665 million tonnes in 2014 compared with 2013. South Korea and India were the main drivers of this growth, having increased crude steel production by 5.5 million tonnes and 5.2 million tonnes respectively. Chinese crude steel production rose by only 0.7 million tonnes in 2014 according to preliminary data. Weak growth in China was associated with stagnation in the domestic steel market as a result of a crisis in the national real estate sector. At the same time, Chinese steel exports showed rapid growth (50.4% to 93.8 million tonnes) in 2014, putting pressure on steel prices in external markets.

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The Ukrainian steel industry traditionally receives around 80% of its revenues from exports. The military conflict in eastern Ukraine, unstable production at a number of steel plants, difficulties in logistics, trade restrictions and increased competition in the global steel market caused a decrease in steel exports (excluding pipes) from Ukraine by 12.5% to 20.3 million tonnes in 2014. Ukrainian steel exports decreased most significantly with respect to CIS markets (a decrease of 1.5 million tonnes compared with 2013) and Asian markets (a decrease of 0.8 million tonnes compared with 2013). Deliveries of Ukrainian steel products (excluding pipes) in the domestic market decreased by 18.7% to 4.2 million tonnes due to the crisis in the major consuming sectors, primarily in construction and mechanical machinery.

Although the devaluation of the national currency strengthened the position of Ukrainian steel producers (whose operating costs are to a large extent in Hryvnia) in the export market, the devaluation increased the cost of servicing debt nominated in foreign currency and reduced overall levels of domestic steel consumption.

In 2014, steel prices trended downwards due to a significant fall in prices of basic raw materials (such as iron ore, coking coal and steel scrap) and market expansion of cheap steel products from China. For example, the annual average export price of billets from CIS decreased by 5.0% year-on-year to U.S.$486 per tonne (on an FOB Black Sea basis), the price of rebars from CIS decreased by 8.5% year-on-year to U.S.$528 per tonne (on an FOB Black Sea basis) and the price of hot-rolled coils from CIS decreased by 2.2% year-on-year to U.S.$526 per tonne (on an FOB Black Sea basis). At the same time, the price of slabs from the CIS grew by 1.9% year-on-year to U.S.$488 per tonne (on an FOB Black Sea basis).

In the months of January and February 2015, the fall in prices of key steel products continued due to the seasonal decline in demand for steel products, a further drop in basic raw material prices and the reduction of steel producer costs denominated in Hryvnia as a result of the devaluation of this currency. Specifically, in February 2015, the average export price of billets from the CIS fell by 3.8% compared to December 2014 to U.S.$385 per tonne (on an FOB Black Sea basis), and the export price of hot-rolled coils from CIS decreased by 10.8% to U.S.$415 per tonne (on an FOB Black Sea basis).

Iron ore

The global iron ore industry is characterised by a high degree of consolidation, with the “Big Four” producers (BHP Billiton, Vale, Rio Tinto and Fortescue) accounting for approximately 72.3% of the global seaborne iron ore trade in 2014. The major iron ore producing countries are Australia, Brazil and China. In 2014, Australia and Brazil together accounted for approximately 78.9% of global seaborne iron ore supply, exporting high quality pellets, lumps and fines (mainly 60-65% Fe); the majority of Chinese production is lower quality iron ore (18-20% Fe), which requires further processing into concentrate, pellets and/or HBI/DRI and caters predominantly to the domestic steel mills. In 2014, Brazil’s export of iron ore rose by 4.9% year-on-year to 345.1 million tonnes. Australian exports for the same year increased by 21% year-on-year to 749.2 million tonnes. China remains a net importer of iron ore; total imports in 2014 increased by 13.7% year-on-year to 932.5 million tonnes, which constituted approximately 81.6% of total domestic consumption, further increasing China’s dependence on stable supply of seaborne iron ore imports.

The trend in prices has been generally downwards since the start of 2014. Benchmark (Platts 62% Fe CFR China) prices decreased from U.S.$ 135.4 per dry tonne in December 2013 to U.S.$ 69.1 per dry tonne in December 2014 as a result of increasing Australian supplies in the market and sluggish demand from the construction sector in China.

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Inability to obtain funding from the international capital and loan markets to refinance existing debt on maturity

Political instability in Ukraine and escalating geopolitical tensions have had an adverse effect on the Ukrainian financial markets, and there have been reports of increased capital outflows from Ukraine. The ability of Ukrainian businesses, including Metinvest, to obtain funding from the international or domestic capital and loan markets has also been hampered as a result of decreased demand from the international investor base and limited liquidity in the local market. As a result, Metinvest does not expect to be able to obtain new mid- to long-term financing on commercially acceptable terms in the short term and this is expected to result in additional pressure on its liquidity. Metinvest believes it must prudently maintain an appropriate amount of cash (which it has set at approximately U.S.$ 300 million) to address any potential further operational and financial issues and finance its working capital needs.

As at 31 December 2014 Metinvest had cash and cash equivalents of U.S.$ 114 million, which Metinvest considers to be an inadequate level of cash in the ordinary course of its business and significantly below the level it would seek to maintain under normal circumstances. The main reason for the unusually low level of liquidity as at 31 December 2014 was Metinvest’s inability, in common with other as Ukrainian groups, to obtain funding from the domestic and international capital and loan markets. As a result, the gap between the aggregate amount of Metinvest’s available cash proceeds from loans and borrowings and its obligations to repay loans and other borrowings for the next twelve months amounted to U.S.$ 1,079 million as at 31 December 2014. The only new financing Metinvest obtained in 2014 was a loan from its shareholders amounting to U.S.$ 446 million to support its working capital in the second quarter of 2014. The unsecured loan bears interest at the rate of 9.5% per annum and is due to be repaid in November 2017.

The following table presents the liquidity position for 2011, 2012, 2013 and 2014 for Metinvest.

	2011	2012	2013	2014
EBITDA	3,655	1,996	2,361	2,702
Total Debt	3,981	4,278	4,308	3,232
Net cash from operating activities	1,944	1,147	1,465	1,489
Purchase of property, plant and equipment	-1,071	-699	-763	-549
Free Cash Flow	873	448	702	940
Proceeds from loans and borrowings	2,140	721	579	446
Repayment of loans and borrowings	-1,351	-449	-559	-1,525
Repayment of loans and bonds	-1,419	-410	-542	-951
Repayment of seller notes	-89	-90	-90	-90
Net trade financing proceeds/(repayments)	157	51	73	-484
Headroom /(gap) between Proceeds and Repayments	789	272	20	-1,079
Free Cash Flow after repayment of debt	1,662	720	722	-139
Dividends paid	-937	-575	-544	-388
Free Cash Flow after repayment of debt and dividends	725	145	178	-527
Cash and cash equivalents	792	531	783	114

__________

Source: Metinvest consolidated financial statements

As at 28 February 2015, Metinvest had unrestricted cash and cash equivalents of U.S.$ 150 million (plus restricted cash of U.S.$ 51 million) which Metinvest further considers to be an inadequate in view of the liquidity risks, in particular stemming from withdrawals of trade finance facilities as described below. As at mid-April 2015, Metinvest had unrestricted cash and cash equivalents of approximately U.S.$ 130 million.

As at 31 December 2014, total debt (loans, bonds, trade finance and seller notes) had decreased by 25% year on year to U.S.$ 3,232 million.

In 2014, Metinvest continued to make scheduled repayments of its debt obligations and has continued to finance its high priority capital expenditure projects to maintain operations at its facilities. In 2014 Metinvest repaid a net amount of U.S.$ 484 million of trade finance borrowings in addition to repayments of loans and bonds in an aggregate principal amount of U.S.$ 951 million and repayments of seller notes amounting to U.S.$ 90 million.

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As of 30 April 2015, total debt had further decreased by 5.4% during the months of January, February, March and April 2015 to U.S.$ 3,059 million. The debt reduction in 2015 resulted from repayments of U.S.$92 million under the trade finance facilities and of U.S.$ 81 million under the PXF facilities.

Capital Expenditures

Metinvest put a number of projects on hold in the second half of 2014, including construction of the new PCI facilities at Yenakiieve Steel and Azovstal. Construction work at Yenakiieve Steel was more than 50% complete at the end of 2014, while work at Azovstal was stopped in January 2015 at the basic engineering stage. In January 2015, Metinvest also suspended a project to rebuild a replacement turbine air blower at Azovstal. Although Metinvest put the above projects on hold and reduced its capital expenditure due to the low utilisation of its existing production capacity and constraints in the supply of raw materials to the coke and steel plants in the Donetsk and Luhansk regions due to the ongoing conflict, Metinvest has prioritised certain fast-payback projects scheduled for 2014 and 2015, and continues to invest in cost reduction and energy saving projects. Total cash capital expenditure in 2014 was U.S.$549 million.

Capital Resources

Other than the 2015 Notes that are the subject of the Consent solicitation, Metinvest has bank borrowings, non-bank borrowings, trade finance and seller notes contractual obligations maturing within next twelve months of 31 December 2014 amounting, in aggregate, to U.S.$ 1,248 million.

The following table presents a maturity schedule as of 31 December 2014 for each type of borrowing for the year from 2015 to 2020, inclusive.

	Outstanding	Outstanding	Repayment schedule
	debt as at 31 December 2014	debt as at 28 February 2015	2015	2016	2017	2018	2019	2020
	(U.S.$ million)
Bank loans	1,203	1,121	719	312	90	75	4	3
Non-bank loans	370	370	0	0	370	0	0	0
Bonds	1,153	1,153	113	145	145	750	0	0
Trade finance	416	349	416	0	0	0	0	0
Seller notes	90	90	0	90	0	0	0	0
Total	3,232	3,083	1,248	547	605	825	4	3

Bank loans

Metinvest had four outstanding syndicated pre-export finance (“PXF”) facilities for initial amounts of U.S.$ 1,000 million, U.S.$ 560 million, U.S.$ 325 million and U.S.$ 300 million and one ECA facility for an initial amount of €25 million, under which the aggregate outstanding principal amount owing by Metinvest was U.S.$ 1,203 million as of 31 December 2014 and U.S.$ 1,121 million as of 31 March 2015.

Since August 2014, Metinvest has been in discussions with the PXF lenders to secure a refinancing facility for the PXF facilities. Initially, Metinvest had sought a refinancing facility of between U.S.$ 300 and U.S.$ 500 million to be used solely to refinance between 90% and 80% of the monthly repayments under the PXF facilities (of approximately U.S.$ 65 million per month) falling due during the 12 month period commencing in October/November 2014. In December 2014, prompted by a further deterioration in Metinvest’s cash position as prices of iron ore and steel continued to fall, Metinvest requested the PXF lenders to increase the size of the new refinancing facility up to U.S.$ 650 million and to close the new facility in January 2015. However, only some of the lenders provided their final approvals for the proposed refinancing which was not sufficient to allow the transaction to proceed immediately.

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When it became apparent to Metinvest that the negotiations of the refinancing would not be concluded by the beginning of February 2015, Metinvest approached the lenders to request a deferral until 10 March 2015 of 75% of the instalments of principal falling due under the PXF facilities in February 2015. On 19 February 2015, Metinvest received approvals from 100% of the PXF lenders.

With the prospect of a further instalment of principal falling due under the PXF facilities on 10 March 2015, the Issuer submitted a further request for a deferral until 10 May 2015 of the defaulted sum owing in respect of the instalment due on 10 February 2015 and 75% of the further repayment instalments due on 10 March and 10 April 2015. The request also sought a waiver of certain enforcement rights (but not including the lenders’ right to accelerate the repayment of their loans) as a result of the Issuer’s non-payment of instalments of principal and certain other technical defaults under the terms of the PXF facilities. As at the date hereof, this waiver request has been approved by the majority, but not by the requisite 100% of the PXF lenders. As a consequence, a payment default under the PXF facilities in the total amount of approximately U.S.$ 178 million has occurred and is continuing. Accordingly, the PXF lenders have submitted to Metinvest reservation of rights letters.

In view of its deteriorating liquidity prospects, Metinvest does not intend to pursue the waiver request, but to target a broader solution for rescheduling the maturities of the PXF facilities and the outstanding Eurobonds.

The PXF lenders, anticipating the need to discuss a broader rescheduling of maturities, have started to form a coordinating committee (“CoCom”) comprising the core PXF lender banks. The formation of the CoCom was finalised on 5 May 2015. In order to ensure that focused rescheduling discussions can be conducted effectively, Metinvest and the CoCom started to negotiate a standstill and waiver agreement.

Non-bank borrowings and loans

Metinvest had outstanding non-bank borrowings (a non-bank loan) from related parties of U.S.$ 369 million as of 31 December 2014 and 31 March 2015. The original amount of the facility was U.S.$ 444 million consisting primarily of amounts outstanding under a U.S.$ 333 million loan granted by a party related to the SCM Group under an agreement dated 3 April 2014 and a U.S.$ 111 million loan granted by a party related to the SMART Group under an agreement dated 3 April 2014, each of which bears interest at 9.5% per annum and is due to mature on 30 April 2017. The non-bank loan was provided to Metinvest for short-term liquidity purposes in April-May 2014. U.S.$ 75 million of the outstanding principal amount was repaid in July 2014.

Eurobonds

Metinvest has three outstanding series of Eurobonds in an aggregate outstanding principal amount of U.S.$ 1,153 million as of 31 December 2014 and 31 March 2015.

10.25% Guaranteed Notes due 2015. On 20 May 2010, Metinvest issued guaranteed notes (“2015 Notes”) in an aggregate principal amount of U.S.$ 500 million. The 2015 Notes, of which an aggregate principal amount of U.S.$ 113,651,000 remain outstanding, bear interest at a rate of 10.25% per annum payable semi-annually in arrear in equal instalments and mature on 20 May 2015. The 2015 Notes have the benefit of a suretyship issued on a joint and several basis by Avdiivka Coke, Ingulets GOK, Khartsyzsk Pipe, Northern GOK, Central GOK, Azovstal, Yenakiieve Steel and Metalen.

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8.75% Guaranteed Notes due 2018. On 14 February 2011, Metinvest issued guaranteed notes (“2018 Notes”) under its U.S.$ 1,000,000,000 Guaranteed Medium Term Note Programme in an aggregate amount of U.S.$ 750 million. The 2018 Notes bear interest at a rate of 8.75% per annum payable semi-annually in arrear in equal instalments and mature on 14 February 2018. The 2018 Notes have the benefit of a suretyship issued on a joint and several basis by Avdiivka Coke, Ingulets GOK, Khartsyzsk Pipe, Northern GOK and Central GOK, Azovstal, Yenakiieve Steel and Metalen.

10.50% Guaranteed Notes due 2017. On 28 November 2014, Metinvest issued guaranteed notes (“2017 Notes”) under its U.S.$ 1,500,000,000 Guaranteed Medium Term Note Programme in an aggregate amount of U.S.$ 289.7 million as a result of an exchange offer in which Metinvest exchanged U.S.$ 386,349,000 in aggregate nominal amount of 2015 Notes for a combination of an amount U.S.$ 289.7 million of new 2017 Notes and cash consideration of U.S.$ 97 million. The 2017 Notes are due and payable in four equal instalments falling due on 28 May 2016, 28 November 2016, 28 May 2018 and 28 November 2017. The 2017 Notes have the benefit of a suretyship issued on a joint and several basis by Avdiivka Coke, Ingulets GOK, Khartsyzsk Pipe, Northern GOK, Central GOK, Azovstal, Yenakiieve Steel and Metalen.

Trade finance

Metinvest uses trade finance facilities to finance purchases of inventory and receivables. Those facilities are short term, uncommitted and can be cancelled by the banks at very short notice, and do not permit redrawing any amounts. Metinvest uses trade lines with average interest rates of 3.00% per annum, and the maturity of its trade lines generally have terms of less than one year. The majority of these trade lines are drawn by Metinvest International S.A., the main trading company of Metinvest’s group. Metinvest’s trade lines are typically secured by pledges of inventories and/or the assignment of export proceeds.

As of 31 December 2014, Metinvest had U.S.$416 million outstanding under its trade finance facilities, a decrease of U.S.$495 million from U.S.$911 million as of 31 December 2013. The decrease in the amount of trade finance available was mainly attributable to the fact that a number of banks have withdrawn their exposure limits on pre-production financing, Ukrainian territory risk financing and goods in port financing facilities, among other things. As a result, Metinvest was unable to maintain normal levels of utilisation of its trade finance lines and had to make repayments amounting in aggregate to U.S.$276 million between March and July 2014.

As of 28 February 2015, Metinvest had U.S.$ 349 million outstanding under its trade finance facilities (including U.S.$ 262 million drawn by Metinvest International S.A.), representing a decrease of U.S.$67 million from U.S.$ 416 million as of 31 December 2014, due to a decrease in limits or additional drawing restrictions imposed by the trade finance banks. Since then, additional withdrawals of trade finance facilities have continued, decreasing the total outstanding amount to approximately U.S.$ 300 million as of mid-April 2015. Further withdrawals of such lines cannot be excluded, which represents a significant risk to Metinvest’s liquidity situation.

Seller Notes

In April 2009, Metinvest acquired 100.0% of the share capital of United Coal, a producer of coking and steam coal located in the United States for an aggregate consideration of U.S.$899.0 million, of which U.S.$443.0 million was paid in cash. A further U.S.$599.0 million is payable pursuant to Seller Notes in semi-annual instalments through 31 December 2015, the maturity date of the Seller Notes. The Seller Notes are secured by a pledge over the shares of United Coal.

On 10 January 2015, United Coal entered into an extension agreement with the Sellers and extended the maturity of the Notes until the end of 2016. Under the new terms and conditions, the Notes are due to be repaid during 2016 in equal monthly instalments. No payments will be made during 2015 except for interest payments. The interest rate has been re-set at 7% fixed per annum payable on a monthly basis. Metinvest had U.S.$90 million outstanding Notes of as of 31 December 2014 and 31 March 2015.

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Purpose of the Consent Solicitation

Based on its existing liquidity position, its current cash flow projections and the significant liquidity risk related to withdrawals of its trade finance facilities, Metinvest only has sufficient headroom to carry out operating activities and pay interest and coupons under its bank facilities and bonds, but not to pay amounts of principal falling due under the PXF Facilities or repay the principal amount falling due under the 2015 Notes on 20 May 2015.

In order to allow sufficient time to agree a broader rescheduling solution for its PXF Facilities and its outstanding Eurobonds, on 8 April 2015, the Issuer launched a consent solicitation seeking consent to defer the maturity of its remaining 2015 Notes until 31 January 2016, and a waiver of certain ongoing and potential events of default, as well as consent solicitations seeking consent to the waiver of certain ongoing and potential events of default as outlined in the consent solicitation memoranda and notices of meeting dated 8 April 2015 addressed to holders of the 2017 Notes and the 2018 Notes (the “Prior Consent Solicitation Memoranda and Notices of Meeting”).

The Issuer has announced that the quorum required for the meeting of holders of the 2015 Notes held on 1 May 2015 was not present and the meeting was therefore adjourned in accordance with the Trust Deed. The Issuer has announced its intention not to proceed with an adjourned meeting and to withdraw its proposals (including the offer to pay the consent amount) set out in the Prior Consent Solicitation Memorandum and Notice of Meeting of holders of the 2015 Notes. It is not intended that the extraordinary resolution which is the subject of the Prior Consent Solicitation Memorandum and Notice of Meeting will be presented to an adjourned meeting and accordingly that meeting has been adjourned sine die. The Issuer has announced that the extraordinary resolutions which were the subject of the meetings of holders of the 2017 Notes and the 2018 Notes held on 1 May 2015 were conditional upon the extraordinary resolution of holders of the 2015 Notes proposed in a notice of the Issuer dated 8 April 2015 being duly passed as well as certain other conditions. Accordingly, the condition has not been satisfied. The amendments to the Trust Deed and the waiver as contemplated in the Prior Consent Solicitation Memorandum and Notice of Meeting will not be implemented and the Trust Deed will remain in full force and effect, unamended.

If the principal amount outstanding under the 2015 Notes becomes immediately due and payable on 20 May 2015, the negotiation of a standstill and waiver agreement with the PXF lenders may be suspended and Metinvest may potentially face further adverse consequences under its bank facilities or other outstanding bonds if the creditors of those instruments decide to exercise any rights to declare further events of default under those instruments and/or declare the loans or bonds prematurely due and payable.

The Issuer is now seeking consent to defer the maturity of its remaining 2015 Notes until 31 January 2016 and a waiver of certain ongoing and potential events of default, including the failure to pay the principal that was due and payable on 20 May 2015, and certain amendments and waivers of certain ongoing and potential events of default in relation to the 2017 Notes and the 2018 Notes.

Should creditors seek to exercise their rights, the Issuer could potentially be forced to seek court protection in order to safeguard continuity of the business and survival of the Group as a whole. A court protection order could potentially result in the suspension of debt service to the Issuer’s creditors, including coupon and interest payments under the Notes, other outstanding bonds and the PXF Facilities.

Copies of Documents

The Issuer has retained The Bank of New York Mellon to act as Tabulation Agent. Copies of the Memoranda can be obtained from the Tabulation Agent or the Principal Paying Agent at the addresses set out below. Requests for information in relation to the procedures for voting on the Extraordinary Resolution should be directed to the Tabulation Agent.

17

Disclaimer

In accordance with normal practice, none of the Trustee, the Principal Paying Agent or the Tabulation Agent expresses any opinion as to the merits of the Amendments, the Waiver or the Extraordinary Resolutions. None of the Trustee, the Principal Paying Agent or the Tabulation Agent has been involved in formulating the Amendments, the Waiver or the Extraordinary Resolutions or makes any representation that all relevant information has been disclosed to Noteholders in or pursuant to the Memoranda and/or the Notices of the Meeting or that any disclosed information is accurate and not misleading. Accordingly, any Noteholder who is in doubt as to the impact of the implementation of the Amendments, the Waivers and/or the Extraordinary Resolutions should seek their own independent legal, financial and tax advice on the merits and on the consequences of voting in favour of or against or taking no action in respect of the Extraordinary Resolutions, including any tax consequences.

The Tabulation Agent

The Bank of New York Mellon

In London

One Canada Square

London E14 5AL

United Kingdom

Tel: +44 (0)1202 689 644

Attention: Les Cummings

Email: debtrestructuring@bnymellon.com

In New York

111 Sanders Creek Parkway
East Syracuse, New York 13057

United States of America

Tel: +1 315 414 3349

Attention: Dacia Brown-Jones

Email: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

The Principal Paying Agent

The Bank of New York Mellon, London Branch

One Canada Square

London, E14 5AL

United Kingdom

Fax: +44 (0) 1202 689 644

Attention: Les Cummings

Email: debtrestructuring@bnymellon.com

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The U.S. Paying Agent

The Bank of New York Mellon, New York
111 Sanders Creek Parkway
East Syracuse, New York 13057
Attention: Dacia Brown-Jones

For information by telephone: 001 315 414 3349

Email: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

***

This announcement is not a solicitation of consents nor shall it be deemed a solicitation of consents with respect to any securities. The Consent Solicitation will be made solely by way of the Memoranda.

Neither this announcement nor the Memoranda shall constitute an invitation to participate in the Consent Solicitations in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of the Memoranda in certain jurisdictions may be restricted by law. Persons into whose possession the Memoranda come are required by each of the Issuer, the Trustee, the Tabulation Agent and the Principal Paying Agent to inform themselves about, and to observe, any such restrictions.

The 2015 Consent Solicitation is being made in respect of securities of a non-U.S. company. The offer is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements prepared by the Issuer have been prepared in accordance with foreign accounting standards (International Financial Reporting Standards) that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

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For further information please contact:

Metinvest B.V.

Andriy Bondarenko

Head of Investor Relations

Tel. CH: +41 22 591 03 74

Tel. UA  +380 62 388 16 24

Mail: andriy.bondarenko@metinvestholding.com

The Bank of New York Mellon

In London

Les Cummings

Tel: +44 (0)1202 689 644

Email: debtrestructuring@bnymellon.com

In New York

Attention: Dacia Brown-Jones

Tel: +1 315 414 3349

Email: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM

This notice is given on behalf of Metinvest B.V.

Dated: 7 May 2015

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